OFFERING STATEMENT FOR
TAKES A VILLAGE 1, INC.

Executive Summary

Lashondra Graves, well known locally as The Apartment Lady helps high risk renters avoid homelessness through her corporation the Apartment and Housing Rentals Foundation. In furthering her mission of fighting homelessness, Lashondra is launching an operation to revitalize inner city properties and provide housing to Second Chance Renters.

Takes a Village 1 will serve as the for-profit Real Estate Holding Company for properties acquired, developed and managed. Under the title "It Takes a Village Neighborhood Revitalization Plan", the village (local residents) will be able to invest in the first portfolio consisting of 99 units on 27 currently vacant lots. We will make essentially all of our revenue by renting the units and recognizing capital gains on the sale of properties purchased; from this revenue, we anticipate covering the operating costs related to our business and distribute dividends to our shareholders. Our principal objective is to generate attractive investment returns for our shareholders, while providing value to the local community.

TAKES a VILLAGE 1 is a corporation founded by Lashonda Graves. The company will investigate investment opportunities throughout the United States, with a focus on Inner City communities. By leveraging industry expertise and performing efficient property acquisition the company is projected to be a profitable venture returning 10% to 20% returns on investment.

The current real estate market coupled with the current political climate has created a particularly favorable environment for Neighborhood Revitalization projects such as It Takes a Village. Civic-minded investors can now acquire real estate in economically challenged neighborhoods and provide second chance housing to local residents. Because of the current conditions the Company intends to aggressively build a long term real estate portfolio by developing the 27 properties in its current portfolio and then renting the properties in accordance with the business model of The Apartment Lady, Lashondra Graves, Founder and Issuer.

This business plan details the operations of the company. Start-up funding being sought of $107,000 is discussed along with a full market analysis of the areas the Company will operate in.

Mission
TAKES a VILLAGE 1, Inc.'s mission is to provide our investors competitive returns from residential real estate investment opportunities while helping families to overcome the challenges of homelessness and helplessness. We seek to accomplish this mission by developing affordable rental units and providing Second Chance Rental Services to those in need.

Company Summary

The company is located at 2214 East 75th Street, Chicago, IL 60649.

TAKES a VILLAGE 1 is a C corporation. This legal entity will act to protect from liability while allowing the best tax strategy.

The company intends to issue 160,000 shares. 72,000 shares will be issued to Lashonda Graves for forming the company and providing her services and 48,000 shares will be issued to Real Estate Portfolio Owner(s) of Record in exchange for the 27 properties that make up this portfolio, and 40,000 shares will be reserved for Investors. The company plans to sell 1,070 shares through this Offering, setting aside 38,930 shares for future Offerings.

TAKES a VILLAGE 1 aims to take advantage of the present political and real estate market environment by solving the social issue of homelessness while providing competitive returns to our investors. The company anticipates launching a strong foray into the market.

The Company intends to establish a reputation as a leader in the rehab, build out and rental of high quality homes to second chance renters in inner city neighborhoods. The company's team has experience in seeking to maximize profit through the acquisition, construction/rehab, and management of real estate properties. TAKES a VILLAGE 1 will excel due to its focus and connections. To maximize value and earnings by concentrating on carefully chosen real estate with a devotion to detail and quality is at the core of the company's philosophy.

The cautious value investment thinking, deep connections to third party vendors and servicers, and experienced project management team put TAKES a VILLAGE 1 in a strong position to execute on its goals. The company will be in a great spot for opportunities where it will be able to create value through attention to detail in design and utilization of market connections.

Business Model

The TAKES a VILLAGE 1 business model is based upon adhering to strict due diligence guidelines and focused project management to deliver value which will in turn create profits for the company.

Due Diligence

The property selection procedure starts with a complete market analysis of the proposed purchase properties location. The company will then use appropriate assumptions when valuing potential acquisition candidates. TAKES a VILLAGE 1 is looking for residential real estate that needs revitalization. The company will have no mandate to deploy capital at predetermined rates and will have time flexibility in selecting properties.

The company believes that by sticking to a disciplined approach will help us avoid overpaying for properties and allow us to focus on the best return opportunities. Current market conditions in our target markets are expected to allow the company to successfully use the disciplined property acquisition strategy we are putting in place.

Acquisition and Disposition Strategy
To acquire real estate that best meets our criteria for investment, the company will foster a regimented investment approach that combines the experience of its team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. TAKES a VILLAGE 1 will invest in Inner City real estate. The company intends to identify potential acquisition candidates in the following ways:

Ø Utilizing existing bank and real estate brokerage relationships

Ø MLS (multiple listing service)
Ø REO auctions
Ø Direct solicitation of property owners

Though these are the guidelines and resources within which the company will work, TAKES a VILLAGE 1 feels that the company is most likely to meet investment objectives through the precise selection and valuation of individual assets. When making an acquisition, the company will emphasize the potential and risk characteristics of that individual property, how that investment will fit with the performance objectives and how the returns and risks of that property compare to the returns and risks of available alternative properties.

TAKES a VILLAGE 1 believes that successful real estate investment requires the implementation of strategies that permit favorable purchases, effective asset and property management and timely disposition of those assets. The company's approach also includes active and aggressive management of each asset acquired. The company believes that active management is critical to creating value. Each property will also have a well-defined exit strategy.

The following practices summarize the company's investment approach:

Ø Market Research - The investment team extensively researches the acquisition and underwriting of each transaction, utilizing both "real time" market data and the transactional knowledge and experience of management.
Ø Underwriting Discipline – TAKES a VILLAGE 1 follows a tightly controlled and managed process to examine all elements of a potential investment, including its location, income-producing capacity, prospects for appreciation, and condition. Only those real estate assets meeting the company's investment criteria will be accepted for inclusion in the portfolio for re-sale.

Conditions to Closing Our Acquisitions- TAKES a VILLAGE 1 may obtain an appraisal prepared by a competent appraiser. The company's investment policy will be that the purchase price of each property will not exceed its value at the time of acquisition of the property. Appraisals, however, are estimates of value and will not always be relied upon as measures of true worth or realizable value. The company will also generally seek to condition our obligation to close the purchase of any investment on the delivery of certain documents from the seller. Such documents include, where available:

Ø Plans and Specifications
Ø Surveys
Ø Evidence of marketable title, subject to such liens and encumbrances as are acceptable to the company
Ø Title insurance policies

Focused Project Management
The success of TAKES a VILLAGE 1 relies as much on the management and their intellectual property as it does on embarking on strong due diligence for each investment as discussed above. A key element in driving the company to prosperity will be the management team and their experience and deep connections within the markets that will be operated in. In-depth management Bios are located in the management section of this business plan.

The following practices summarize the company's focused project management approach:

Ø Hands on – management will conduct daily onsite visits to all projects to insure progress is being made as required.
Ø Strict adherence to timelines – projects will be monitored to follow the time frame set.
Ø Proactive – management will attempt to predict any issues that may arise and address them as far in advance as possible.
Ø Budgeting – management will make sure all project adhere to budget.

Strong focus will be given to the proper management of each real estate project; the company understands that this can be as important as the acquisition cost for a positive profit result. Before construction begins, management will secure the correct zoning and entitlements, select contractors, and create a working schedule and budget to facilitate the focus on managing the real estate project. Once any construction and/or rehab that are needed are underway, management will ensure the project is being built to the exact specifications necessary. Finally, the company's focused approach to project management will include making sure all contractors, suppliers, etc… are paid on schedule.

Rehab and Improvement
The rehab and improvement method we use to increase property values is an important aspect of the company's business model. TAKES A VILLAGE 1 will be meticulous when it comes to estimating repair and/or improvement costs. From years of experience the management team has a profound ability to bring rehab and improvements to real estate in on time and on budget.

The method we follow is:

Ø Exterior work is done first – The Company seeks to immediately increase the curb appeal of its properties and take care of any exterior structural work that may be needed.
Ø Efficient planning – The Company makes sure that electrical, plumbing, etc… is all finished before any drywall and finishing is started.
Ø High Quality – The Company is afforded the luxury of being able to purchase and install high quality products and fixtures at deeply discounted prices, thereby allowing value in the end.

Industry Analysis
Real Estate Industry Overview - Companies in this industry acquire, develop, operate, lease, dispose, sell, and market real estate. Real estate agencies and brokerages, commercial and single- or multifamily residential real estate developers, commercial and residential property management companies, and REITs (real estate investment trusts) are included in this industry.[1] Real estate investing is a part of the industry and it involves the purchase, ownership, management, rental and/or sale of real estate for profit.

Within the real estate industry investor category is a subcategory of affordable housing. Affordable housing is when rental property is priced for renters in lower income brackets and/or lower credit ratings and rental history.

Profits from operating affordable housing rental real estate can be gained in several ways and can consist of multiple forms, such as:

Ø Holding and Managing for cash flow
Ø Selling the property to then current residents in the form of Affordable Cooperative Housing.

Market Analysis

Overview of Englewood Real Estate Market by Redfin

Trends
Calculated using the last month

Median List Price	$59K	
Avg. Sale / List	119.0%	
Median List $/Sq Ft		$31
Avg. Number of Offers	—	
Median Sale Price	$21.5K	
Avg. Down Payment	0.0%	
Median Sale $/Sq Ft	$14	

There are currently 159 homes for sale in Englewood at a median listing price of $59K. Some of these homes are "Hot Homes," meaning they're likely to sell quickly. Most homes for sale in Englewood stay on the market for 568 days. In the past month, 5 homes have been sold in Englewood. In addition to houses in Englewood, there was also 1 condo, 1 townhouse, and 94 multi-family units for sale in Englewood last month. Englewood is a fairly walkable neighborhood in Chicago with a Walk Score of 70. Englewood is home to approximately 49,557 people and 3,655 jobs.

---

[1] http://www.hoovers.com/industry-facts.real-estate.1498.html

Takes a Village 1, Inc. currently has no employees.

Cost per Unit Estimate Report

Cost Per Unit Estimate Report   Date: **05/13/2019**

Estimate Name:	**Takes A Village 1**
Building Type:	**10 unit apartment building - a representative example used to establish a cost per unit estimate for the project.**
Location:	**CHICAGO, IL**

Story Count:	3
Story Height (L.F.):	10
Floor Area (S.F.):	15800
Labor Type:	STD
Basement Included:	No
Data Release:	Dynamic Cost Data
Cost Per Square Foot:	$437.03
Building Cost:	$6,905,051.06

Costs are derived from a building model with basic components.

Scope differences and market conditions can cause costs to vary significantly.

		% of Total	Cost Per S.F.	Cost
A Substructure		**6.28%**	**20.31**	**320,961.30**
A1010	**Standard Foundations**		**17.48**	**276,167.08**
	Foundation wall, CIP, 4' wall height, direct chute, .148 CY/LF, 7.2 PLF, 12" thick		10.55	166,708.41
	Strip footing, concrete, reinforced, load 14.8 KLF, soil bearing capacity 6 KSF, 12" deep x 32" wide		5.63	88,909.83
	Spread footings, 3000 PSI concrete, load 200K, soil bearing capacity 6 KSF, 6' - 0" square x 20" deep		1.3	20,548.84
A1030	**Slab on Grade**		**2.67**	**42,209.81**
	Slab on grade, 4" thick, non industrial, reinforced		2.67	42,209.81

A2010	**Basement Excavation**		**0.16**	**2,584.41**
	Excavate and fill, 10,000 SF, 4' deep, sand, gravel, or common earth, on site storage		0.16	2,584.41
B Shell		**52.07 %**	**168.56**	**2,663,241.61**
B1010	**Floor Construction**		**22.63**	**357,574.33**
	Wood column, 8" x 8", 20' x 20' bay, 10' unsupported height, 133 BF/MSF, 160 PSF total allowable load		0.62	9,755.55
	Wood beam and joist floor, 12"x16" girder, 8"x16" beam, 2x10 joists @ 16", 20'x20' bay, 75 PSF LL, 102 PSF total load		11.85	187,215.78
	Fireproofing, gypsum board, fire rated, 3 layer, 1.5" thick, 8" steel column, 3 hour rating, 23 PLF		10.16	160,603.00
B1020	**Roof Construction**		**3.32**	**52,495.66**
	Wood roof, truss, 4/12 slope, 24" O.C., 30' to 43' span		3.32	52,495.66
B2010	**Exterior Walls**		**119.11**	**1,881,952.36**
	Stone wall, ashlar veneer, 4" thick, 8' high, 2x4@16" stud back-up, low priced stone		114.44	1,808,214.46
	Insulation, fiberglass batts, 6" thick, R19		4.67	73,737.90
B2020	**Exterior Windows**		**21.98**	**347,245.74**
	Windows, aluminum, sliding, standard glass, 5' x 3'		21.98	347,245.74
B2030	**Exterior Doors**		**0.61**	**9,569.71**
	Door, steel 18 gauge, hollow metal, 1 door with frame, no label, 3'-6" x 7'-0" opening		0.61	9,569.71

B3010	**Roof Coverings**		**0.91**	**14,403.81**
	Asphalt roofing, strip shingles, inorganic, Class A, 4" slope, 210-235 lbs/SQ		0.91	14,403.81
C Interiors		**19.05 %**	**61.66**	**974,166.94**
C1010	**Partitions**		**14.22**	**224,620.75**
	Wood partition, 5/8"fire rated gypsum board face, none base,2 x 4,@ 16" OC framing,same opposite face, 0 insul		3.41	53,926.45
	Wood partition, 5/8" fire rated gypsum board face, 1/4"sound deadening gypsum board, 2x4 @ 16" OC framing, same opposite face, sound attenuation insul		5.7	89,986.69
	Gypsum board, 1 face only, exterior sheathing, fire resistant, 5/8"		2.91	46,048.72
	Add for the following: taping and finishing		2.19	34,658.89
C1020	**Interior Doors**		**19.79**	**312,713.62**
	Door, single leaf, kd steel frame, hollow metal, commercial quality, flush, 3'-0" x 7'-0" x 1-3/8"		17.68	279,408.39
	Doors, interior fire door, drywall frame, 1-3/8" thick, 3'-0" x 7'-0"		2.11	33,305.23
C1030	**Fittings**		**7.33**	**115,776.24**
	Cabinets, residential, base, hardwood, 1 top drawer & 1 door below x 24" W		2.84	44,921.65
	Cabinets, residential, wall, two doors x 48" wide		1.91	30,230.58
	Cabinets, residential, counter top-laminated plastic, stock, economy		2.57	40,624.01
C2010	**Stair Construction**		**0.89**	**14,047.01**

	Stairs, wood, prefab box type, oak treads, wood rails 3'-6" wide, 14 risers	0.89	14,047.01
C3010	**Wall Finishes**	**6.05**	**95,532.48**
	Painting, interior on plaster and drywall, walls & ceilings, roller work, primer & 2 coats	2.71	42,854.94
	Painting, interior on plaster and drywall, walls & ceilings, roller work, primer & 2 coats	2.29	36,124.60
	Ceramic tile, thin set, 4-1/4" x 4-1/4"	1.05	16,552.94
C3020	**Floor Finishes**	**6.26**	**98,927.59**
	Carpet tile, nylon, fusion bonded, 18" x 18" or 24" x 24", 24 oz	2.74	43,305.89
	Carpet tile, nylon, fusion bonded, 18" x 18" or 24" x 24", 35 oz	1.47	23,147.91
	Vinyl, composition tile, maximum	0.46	7,342.70
	Tile, ceramic natural clay	1.59	25,131.09
C3030	**Ceiling Finishes**	**7.12**	**112,549.25**
	Gypsum board ceilings, 1/2" fire rated gypsum board, painted and textured finish, 7/8"resilient channel furring, 24" OC support	7.12	112,549.25
D Services	**21.31 %**	**68.98**	**1,089,854.16**
D1010	**Elevators and Lifts**	**5.8**	**91,678.47**
	Hydraulic passenger elevator, 3500 lb., 3 floors, 10' story height, 125 FPM	5.8	91,678.47
D2010	**Plumbing Fixtures**	**8.89**	**140,513.90**

	Kitchen sink w/trim, countertop, stainless steel, 19" x 18" single bowl	1.97	31,070.36
	Laundry sink w/trim, plastic, on wall or legs, 18" x 23" single compartment	0.3	4,782.64
	Service sink w/trim, PE on CI, corner floor, 28" x 28", w/rim guard	0.53	8,407.46
	Bathroom, three fixture, 2 wall plumbing, lavatory, water closet & bathtub, stand alone	6.09	96,253.44
D2020	**Domestic Water Distribution**	**9.7**	**153,290.10**
	Electric water heater, commercial, 100< F rise, 50 gallon tank, 9 KW 37 GPH	9.7	153,290.10
D2040	**Rain Water Drainage**	**0.7**	**11,091.09**
	Roof drain, DWV PVC, 4" diam, diam, 10' high	0.42	6,714.28
	Roof drain, DWV PVC, 4" diam, for each additional foot add	0.28	4,376.81
D3010	**Energy Supply**	**10.89**	**172,104.66**
	Apartment building heating system, fin tube radiation, forced hot water, 20,000 SF area,200,000 CF vol	10.89	172,104.66
D3030	**Cooling Generating Systems**	**11.28**	**178,268.40**
	Packaged chiller, air cooled, with fan coil unit, medical centers, 20,000 SF, 46.66 ton	11.28	178,268.40
D4010	**Sprinklers**	**4.8**	**75,765.85**
	Wet pipe sprinkler systems, steel, light hazard, 1 floor, 5000 SF	2.13	33,728.53
	Wet pipe sprinkler systems, steel, light hazard, each additional floor, 5000 SF	2.66	42,037.32

D5010	**Electrical Service/Distribution**	**4.5**	**71,027.60**
	Overhead service installation, includes breakers, metering, 20' conduit & wire, 3 phase, 4 wire, 120/208 V, 800 A	0.95	15,054.70
	Feeder installation 600 V, including RGS conduit and XHHW wire, 800 A	2.21	34,941.30
	Switchgear installation, incl switchboard, panels & circuit breaker, 120/208 V, 3 phase, 800 A	1.33	21,031.60
D5020	**Lighting and Branch Wiring**	**10.03**	**158,401.62**
	Receptacles incl plate, box, conduit, wire, 10 per 1000 SF, 1.2 watts per SF	4.14	65,425.59
	Wall switches, 2.5 per 1000 SF	0.79	12,413.74
	Miscellaneous power, 2 watts	0.74	11,654.40
	Central air conditioning power, 3 watts	0.81	12,755.97
	Motor installation, three phase, 200 V, 15 HP motor size	0.28	4,384.80
	Incandescent fixtures recess mounted, type A, 1 watt per SF, 8 FC, 6 fixtures per 1000 SF	3.28	51,767.12
D5030	**Communications and Security**	**2.39**	**37,712.47**
	Communication and alarm systems, fire detection, addressable, 25 detectors, includes outlets, boxes, conduit and wire	1.18	18,645.49
	Fire alarm command center, addressable without voice, excl. wire & conduit	0.44	6,926.65
	Internet wiring, 2 data/voice outlets per 1000 S.F.	0.77	12,140.33

E Equipment & Furnishings	**1.30%**	**4.22**	**66,628.63**

E1090	Other Equipment		4.22	66,628.63
	10.00-Range hood, residential appliances, vented, min, 2 speed, 30" wide, minimum		0.26	4,062.60
	10.00-Garbage disposal, residential appliances, sink type, minimum		0.18	2,854.80
	10.00-Cooking range, residential appliances, free standing, 1 oven, 30" wide, minimum		0.42	6,697.80
	10.00-Countertop cook tops, residential appliances, standard, 4 burner, minimum		0.33	5,215.50
	10.00-Refrigerator, residential appliances, no frost, 10 to 12 C.F., minimum		0.4	6,368.40
	10.00-Microwave ovens, residential appliances, minimum		0.2	3,085.40
	10.00-Dishwasher, residential appliances, built-in, 2 cycles, minimum		0.48	7,521.30
	Architectural equipment, appliances, range, 30" free standing, 1 oven, gas, average		1.17	18,434.51
	Architectural equipment, appliances, dish washer, built-in, 2 cycles, economy		0.78	12,388.32
F Special Construction		**0%**	**0**	**0**
G Building Sitework		**0%**	**0**	**0**
SubTotal		100%	$323.72	$5,114,852.64
Contractor Fees (General Conditions,Overhead,Profit)		25.00%	$80.93	$1,278,713.16

Architectural Fees	8.00%	$32.37	$511,485.26
User Fees	0.00%	$0.00	$0.00
Total Building Cost		$437.03	$6,905,051.06

PROPERTY ADDRESS	ESTIMATED MARKET VALUE	TAX ASSESSMENT VALUE	POST DEVELOPMENT VALUE
4434 West Congress Pkwy	$31,250	$3,281	$280,000
5611 South Shields	17,550	1,915	280,000
610 West 60th Street	15,360	1,664	280,000
5747 South May	17,180	1,875	420,000
1344 West 61st Street	16,080	1,742	140,000
6143 South Loomis Blvd	17,400	1,885	140,000
1640 West 61st Street	20,620	2,062	420,000
1638 West 61st Street	20,620	2,250	420,000
6745 South Laflin	20,310	2,031	280,000
7008 South Carpenter St	18,750	2,031	210,000
404 W. Winneconna Pkwy	31,650	3,429	700,000
7033 South Sangamon	18,750	2,031	210,000
6928 South Wallace St.	18,750	2,031	140,000
7150 South Langley Ave.	28,120	3,437	280,000
815 East 76 Street	20,880	3,125	140,000
7233 South Union Ave	23,250	2,518	210,000

7223 South Stewart Ave	22,500	2,262	210,000
1256 West 71st Place	18,750	2,031	70,000
1254 West 71st Place	18,750	2,031	70,000
7301 South Carpenter St	36,510	3,955	560,000
715 West 81st Street	18,300	1,982	140,000
8023 S. Woodlawn Ave.	21,520	2,460	70,000
8017 S. Muskegon Ave.	21,700	2,790	140,000
10646 S. Torrence Ave.	22,870	2,287	280,000
11005 S. King Drive	21,240	2,478	280,000
455 West 111th Street	52,632	12,684	420,000
12323 South Emerald Ave	20,750	2,306	140,000
TOTALS	$580,792	$71,292	$6,930,000

THE OFFERING

May 13, 2019

THE COMPANY
1. What is the name of the issuer?
Takes a Village 1, Inc.
2214 East 75th Street
Chicago, IL 60649

ELIGIBILITY

2. The following are true for Takes a Village 1, Inc.:
■ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
■ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
■ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
■ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
■ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
■ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or Companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

DIRECTORS, OFFICERS AND PROMOTERS OF THE COMPANY
4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Lashondra Graves --

2014-Now-Lashondra continuing working at LGME (Lashondra Graves Marketing Enterprises) a Social Media Marketing Firm that she founded in 2006. She served at Chief Consultant

2014-2018 April she became a professor at Robert Morris University teaching 100, 200, 300 and 400 levels Social Media Marketing, Advertising, Management and Development courses.
2014-Now August she founded Apartment and Housing Rentals Foundation "The Apartment Lady," a Non-profit that offers a Second Chance Rental and an Eviction Prevention program. She is the Chairman of the Board

2015-Continued working for Robert Morris University, Apartment and Housing Rentals Foundation and LGME

2016-Continued working for Robert Morris University, Apartment and Housing Rentals Foundation and LGME

2017- Continued working for Robert Morris University, Apartment and Housing Rentals Foundation and LGME

2018-Became a Fellow Professor and founded Takes a Village 1, continued working for Apartment and Housing Rentals Foundation and LGME, started the It Takes a Village People Revitalization program under Apartment and Housing Rentals Foundation "The Apartment Lady."

2019- Continued working for Apartment and Housing Rentals Foundation, LGME, Takes a Village 1 and started working for the Mayor of University Park IL under LGME (Lashondra Graves Marketing Enterprises).

Reverend Glenn Harrell --

2014-2019
President of Founder of Black Livery Entrepreneurs, 2010-present
President of Glenn's Livery and Limousine 1973-present
Pastor of Preach the Word Ministry- 2010-present
President of South Shore Pastors Association, 2010-present
Takes a Village 1 Co-founder 2018-presents

LaShondra Graves, Co-Founder and Chief Executive Officer

BIOGRAPHY

Lashondra Graves is a Fellow Professor at Robert Morris University, the Author of Chasing Signs – a self-help book based on Spirituality and a Social Media Guru, having founded the 287,000 member Marketplace - Buy and Sell Facebook Group. Several years ago, identifying the plight of evicted renters who are in need of housing, Lashonda founded Apartment and Housing Rentals Foundation "The Apartment Lady" 501(c)3 entitiy.

Second Chance Rental and Eviction Prevention Foundation. Through the foundation, a great number of high risk renters were able to secure housing and develop the financial management skills necessary to ultimately become homeowners.

RELEVANT EXPERIENCE AND EXPERTISE
The bulk of Lashondra's expertise lies in the area of helping individuals to become self reliant,
- Teaching as evidenced in her professorship at Robert Morris University
- Self-Help as evidenced in the writing and publishing of her book Chasing Signs
- Spirituality as evidenced in her involvement in the church and establishing Missions in India, Pakistan and the United States
- Counseling high risk renters through her foundation, Apartment and Housing Rentals Foundation "The Apartment Lady" 501(c)3 entitiy
- Working with area landlords through The Apartment Lady
- Organizational Management by founding and leading The Apartment Lady and Social Media Platforms

5. PRINCIPAL SECURITY HOLDERS
LaShondra Graves, Co-Founder   60% of Common Stock
Reverend Glenn Harrell, Co-Founder   40% of Commons Stock

BUSINESS AND ANTICIPATED BUSINESS PLAN
6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

We are seeking $107,000 to assist with the acquisition of the vacant lots and development of the prototype building.

Takes a Village 1, Inc. ("Company") is offering securities under Regulation CF, through **Buy The Block** Buy The Block, LLC an equity crowdfunding intermediary DOES NOT have any financial interests in Takes a Village 1, Inc. All Regulation CF offerings are conducted through Buy The Block Funding Portal Inc. (Portal), a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Buy The Block Funding Portal Inc.:

Buy the Block's FINRA Organization ID Number (aka CRD/FPRD number) is 287496
Lynn Smith lynn@buytheblock.com.

The Company plans to raise between $107,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $107,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $107,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

RISK FACTORS
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. RISK FACTORS

The following items represent risks to the investors and the Company. Each risk factor contains a potential solution:

We will be in competition for the purchase of properties with other real estate investors.

There will be many other investors competing for many of the future properties we may wish to acquire. As a number of similar service companies emerge, there will be competition in the field. Takes a Village 1 intends to use its principals' experience and implement our business plan to achieve success.

We are reliant on key personnel.

The incapacitation of key operation and management personnel could adversely affect the company, especially in its formative years. Thorough product documentation and procedure manuals will be in place along with contingency procedures.

We have yet to generate revenues or commence operations

The Company has not started generating revenues or commenced operations. Therefore, the likelihood of the success of the Company must be considered in light of the problems, expenses, and difficulties, complications and delays frequently encountered in connection with the competitive environment in which the Company will operate. The statements set forth in the Memorandum are based on significant assumptions about circumstances and events that have not yet taken place. Accordingly, they are subject to variations (which could be substantial) that may arise as future operations actually occur. Because of the early stages of the Company's efforts, there can be no assurance that the Company will be able to operate profitably.

Financial projections require caution

Any financial projections contained in this Memorandum are based on certain assumptions and estimates and, although the Company believes there is a reasonable basis for the assumptions and estimates upon which the projections are based, there can be no assurance that the revenues stated therein will be attained or that expenses will not be higher than estimated. Much of the information contained in the projection is based on assumptions and estimates that are subject to variations that could be beyond the control of the Company and could have a substantially adverse effect on the performance and profitability of the Company. Accordingly, no representation is or can be made as to the future operations or the amount of any future income or loss of the Company. In addition, the projections were prepared by management and have not been reviewed by any independent certified public accountant. Each investor should consult his own attorney, accountant or other advisors concerning an investment in the Company.

We may have difficulty identifying suitable investments

Our ability to achieve our investment objectives and to pay dividends depends upon the performance of acquisition, leasing and disposition of our investments, including the determination of any financing arrangements. The current market for properties meeting our investment objectives is competitive. We cannot assure you that we will be successful in obtaining suitable investments on financially attractive terms or that, if our objectives will be achieved. If we are unable to find suitable investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term, investment-grade assets. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay dividends and we may not be able to meet our investment objectives.

We rely solely on the Issuer's expertise in making investment decisions

We will seek to invest substantially all of the offering proceeds available for investment, after the payment of fees and expenses, in the acquisition of interests in real estate. However, because you will be unable to evaluate the economic merits of real estate projects before we invest in them, you will have to rely entirely on the ability of our management to select suitable and successful investment properties.

Economic and regulatory changes may impact the real estate market

Our properties will be subject to the risks typically associated with real estate, including:
• changes in general economic conditions;
• adverse local conditions (such as changes in real estate zoning laws that may reduce the desirability of real estate in an area);
• changes in the supply of or the demand for similar or competing properties in an area;
• changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;
• changes in tax, real estate, environmental and zoning laws; and
• periods of high interest rates and tight money supply.
A decrease in the value of our investments would have an adverse effect on our operations and our ability to pay dividends to our stockholders. The experience of our advisors will be utilized to help with the possible adverse effects of these risks.

Risks related to Properties may affect unit investment

The Company will be using funds to purchase real estate. Therefore, the Company will be subject to those risks affecting real estate investments. Varying degrees of risk affect real property investments. The investment returns available from debt investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related Properties as well as the expenses incurred. Real estate investments as herein described are relatively illiquid. An inability for the Company to respond rapidly to changes in the performance of any property could adversely affect our financial condition and results of operations.

Residential properties are subject to all operating risks common to ownership in general. These risks include:

- their ability to rent the subject property (if that is the purpose);

- competition from other properties;

- excessive building of comparable properties that might adversely affect occupancy or rental rates;

- increases in operating costs due to inflation and other factors, which increases may not necessarily be offset by increased rents;

- increased affordable housing requirements that might adversely affect rental rates;

- inability or unwillingness of residents to pay rent increases; and

- future enactment of rent control laws or other laws regulating housing, including present and possible future laws relating to access by disabled persons or the right to convert a property to other uses, such as condominiums or cooperatives.

Regional, state and local economic conditions

Any property that the Company acquires may be subject to certain economic conditions as well as specific laws applicable to the jurisdiction in which we purchase properties. Changes in the economic conditions or the laws where any particular property is located could adversely affect our properties.

Risk of not receiving any profits from the individual Properties purchased

It is possible that the Company may not make a profit on any Property in which the Company invests funds. If the Company does not make a profit the return to the Stockholders will be less than anticipated.

Lack of control by Stockholders

The Stockholders will have little or no control over the Company's day-to-day operations, and will be able to vote only on specified major decisions. If the Issuer commits a breach of its duties hereunder, the Stockholders can terminate the services of the Issuer, but this will require a seventy five percent (75%) vote.

Tax liability may exceed cash distribution from operations

As a result of decisions of the Issuer in operating the Company, which may require the suspension of cash distribution due to a need to maintain a higher level of cash reserves (in addition to other events), there is a risk that in any tax year the tax liability owed by a StockHolder will exceed the cash distribution in that year. As a result, some or all of the payment of taxes may be an out of pocket expense of the Stockholders.

Risk that federal or state income tax laws will change

There is a risk associated with the possibility that the Federal or State income tax laws may change affecting the projected results of an investment in the Company.

The price at which we offer our Shares is arbitrary

There is no present public trading market for the Company's Shares and the price at which the Shares are being offered bears no relationship to conventional criteria such as book value or earnings per Unit. The Company based primarily on its projected operating results has determined the offering price. There can be no assurance that the offering price bears any relation to the current fair market value of the Shares.

Officers are now or may in the future be the Controllers of other Companies

In addition to being an Officer of the Company, Officers may become Controllers or Unit holders of companies to be formed. As such, Officers may have made or will have to make commitments to other companies that preclude the Officers from being able to devote its entire time or entire financial assets to the business of the Company.

We do not currently own any properties

We currently do not own any properties. No properties have yet been identified by our Advisor for acquisition. We feel as though the market has many current opportunities for us to capitalize on.

By engaging in joint ventures we may expose the Company to additional risk

We may acquire properties through a joint venture in order to diversify our portfolio of properties. In determining whether to invest in a particular joint venture, we will evaluate the real estate assets that such joint venture owns or is being formed to own under the same criteria as our other investments. However, by engaging in a joint venture with another entity to purchase properties, we may be subject to additional risks associated with our joint venture partner's operations.

We may be subject to environmental risks in our properties purchased

Environmental issues with real estate will always exist, in order to mitigate any potential risks, we will obtain a Phase I environmental assessment of each property purchased that we feel necessitates such, and in our discretion, may obtain additional environmental assessments. We will not close the purchase of any property unless we are generally satisfied with the environmental status of the property. Being primarily residential focused; we feel this risk will be limited.

Risk associated with investing through retirement plans

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit sharing, section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our Shares. If you are investing the assets of such a plan or account in our Shares, you should satisfy yourself that:
• your investment is consistent with your fiduciary obligations under ERISA and the Internal Revenue Code;
• your investment is made in accordance with the documents and instruments governing your plan or IRA, including your plan's or account's investment policy;
• your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
• your investment will not impair the liquidity of the plan or IRA;
• your investment will not produce "unrelated business taxable income" for the plan or IRA;
• you will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and
• your investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.
Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to equitable remedies. In addition, if an investment in our Shares constitutes a prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. For a discussion of the considerations associated with an investment in our Shares by a qualified employee benefit plan or IRA, see "ERISA Considerations."

There is no market for our Shares

There is currently no public market for the Common Shares, and we can provide no assurance that one will develop in the future. Consequently, you may not be able to liquidate your investment in the event of any emergency or for any other reason. Such factors may also limit the price which you may be able to obtain for your Common Shares.

There are restrictions on the transferability of the Common Shares purchased in this placement. The Common Shares are subject to significant restrictions on transfer that, among other things, require the consent of the Issuer as a condition to any sale, gift, pledge or other disposition. Unit holders may not withdraw capital from the Company other than to the extent of current income and disposition proceeds when and as distributed by the Company. It is anticipated that the offering and sale of the Common Shares will be exempt from registration pursuant to Regulation D promulgated under the 1933 Act. There will be no public market for the Shares and, accordingly, each purchaser must be prepared to bear the economic risk of an investment for an indefinite period. Common Shares cannot be resold unless they are subsequently registered under the 1933 Act, or an exemption from such registration is available, and there is compliance with the applicable provisions of the Operating Agreement relating to restrictions on transfers of such interests.

8. What is the purpose of this offering?
Takes a Village 1, Inc. will need to complete the acquisition of the 27 vacant lots of land, employ a construction management company to prepare a detailed neighborhood revitalization plan and build the first residence, that will serve as a prototype.

9. How does the issuer intends to use the proceeds of this offering?
Uses If Target Offering Amount If Maximum Amount

Target Raise	$107,000
Intermediary Fees & Commissions 4.75%	4,280
Promotion Fee	5,000
Net Proceeds	97,720
Operating Expense	
Building Residence number 1	65,940
Acquisition of 27 vacant lots	28,780
Legal and Accounting Fees	3,000
Total Use of Proceeds	97,720

10. How will the issuer completes the transaction and deliver securities to the investors?
In entering into an agreement on the BuyTheBlock.com Funding Portal to purchase securities, both investors and Takes a Village 1, Inc. must agree that a transfer agent, which keeps records of our outstanding Membership Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?
You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with BuyTheBlock.com, browsing to the Investments screen, and clicking to cancel your investment commitment.
BuyTheBlock.com will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?
If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

OWNERSHIP AND CAPITAL STRUCTURE
THE OFFERING

13. Describe the terms of the securities being offered.
We are issuing Securities at an offering price of $100.00 per share.

CAPITAL RAISE
The Company is targeting a capital raise from this offering of $107,000. The Shares of Common Stock are being offered on a minimum amount of 107,000 subscriptions needs to be received before the Company may close on funds and begin using the proceeds received from investors.

MINIMUM INVESTMENT
The minimum capital commitment of an Investor will be One Hundred Dollars ($100), although commitments of lesser amounts may be accepted at the discretion of the Manager.

UNIT SERIES OWNERSHIP
The Co-Founders will be the majority Stockholders of the Company and will therefore control a majority of the voting of the Company

USE OF PROCEEDS
The Company intends to use the net proceeds of this Offering for the acquisition of 27 vacant lots of land; to begin building the first multifamily home; and to pay fees relating to the Promotion and Hosting of the Campaign.

Units: General Terms

The Shares of Common Stock carry full voting rights and distribution rights as described below. See the "Distributions" section.

Closing
This offering requires a 107,000 minimum subscription amount is required before the Company may close on the sales of Units by September 29, 2019. The company reserves the right to extend the offer an additional 120 days if the goal is not met by the target deadline.

Distributions
The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Members in accordance with the Connecticut Uniform Limited Liability Company Act.

Allocation of Profits and Losses
Income, expenses, gains, and losses of the Company will be allocated among the Shareholders consistent with the provisions of the Articles of Incorporation, as described in "Allocation" below

Indemnification
The Company will indemnify the Executive Officer(s) and its respective personal representatives, heirs, successors, officers, directors, governors, partners, members, managers, shareholders, employees and affiliates, against claims, liabilities, costs and expenses, including legal fees, judgments and amounts paid in settlement, as incurred by them, by reason of their activities on behalf of the Company, other than for bad faith, gross negligence or willful malfeasance.

Offering Expense
The Company will bear offering expenses, including, but not limited to, legal and financial advisory. See "Use of Proceeds."

Other Expenses
The Chief Executive Officer is responsible for all ordinary administrative and overhead expenses of the management of the Company, including compensation for employees, rent, utilities, furniture, fixtures, and other office equipment. In addition to the Management Fee, the Company is responsible for all other costs and expenses of the Company, including legal, accounting, annual auditing, consulting, insurance, financing, taxes, and any other governmental fees.

Transfer of Interests
A StockHolder may transfer Shares of Stock to any other Person without the consent of any other StockHolder. A person may acquire Common Stock directly from the Company without the consent of other Stockholders. A Person that acquires Common Stock in accordance with this Section 7.2 will be admitted as a StockHolder of the Company only after the requirements of Section 2.3(b) are complied with in full.

Reports and Meetings
The Chief Executive Officer will furnish to Stockholders: (i) annual financial statements of the Company; (ii) tax information regarding the Stock Holder which will be necessary for the completion of tax returns; and (iii) periodic reports providing summary financial and other information on the Company.

14. Do the securities offered have voting rights?
The Securities are being issued with full voting rights.

15. Are there any limitations on any voting or other rights identified above?
No.

16. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered
The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

■ to the issuer;
■ to an accredited investor;
■ as part of an offering registered with the U.S. Securities and Exchange Commission; or
■ to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Common Stock
Amount Authorized	1,070
Amount Outstanding	160,000
Voting Rights	Yes

Other Rights	None
Unit Price	$100
Options, Warrants and Other Rights	None

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?
The Company has no convertible debt, and there are no warrants, options, or other convertible instruments outstanding, which if exercised, would dilute the investors who purchase shares in this offering.

19. Are there any differences not reflected above between the securities being offered and each other class of securities of the issuer?
No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?
As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of convertible promissory notes give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:
■ additional issuances of securities,
■ issuer repurchases of securities,
■ a sale of the issuer or of assets of the issuer or
■ transactions with related parties?
The issuance of additional shares of our convertible promissory notes will dilute the ownership of the Buy The Block investors. As a result, if we achieve profitable operations in the future, our

net income per share will be reduced because of dilution, and the market price of our convertible promissory notes, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of convertible promissory notes outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our convertible promissory notes would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to ask related parties to lend us money. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to minority owners. There can be no assurance that we will be able to obtain financing if and when it is needed on terms we deem acceptable.

24. Describe the material terms of any indebtedness of the issuer:
No.

25. What other exempt offerings has Takes a Village 1, Inc. conducted within the past three years?
None.

25b. Takes a Village 1, Inc did not participate in any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
a) any director or officer of the issuer;
b) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
c) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or d) any immediate family member of any of the foregoing persons.
No.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
No.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.
Takes a Village 1, Inc. is in a stable financial condition. Although there are modest capital resources under the control of the company, there are also no outstanding long term debt.

FINANCIAL INFORMATION
29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter. Takes a Village 1, Inc. has no prior operating history.
https://drive.google.com/file/d/1POWMSmPc6IWSwGYC8coTVoHFVACEB7QX/view?usp=sharing

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

a) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i) in connection with the purchase or sale of any security? No.

ii) involving the making of any false filing with the Commission? No.

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? No.

b) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i) in connection with the purchase or sale of any security? No.

ii) involving the making of any false filing with the Commission? No.

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? No.

c) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

i) association with an entity regulated by such commission, authority, agency or officer? No.

ii) engaging in the business of securities, insurance or banking? No

iii) engaging in savings association or credit union activities? No.

iv) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? No.

d) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
ii) places limitations on the activities, functions or operations of such person?
iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? No.

e) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
ii) Section 5 of the Securities Act? No.

f) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? No.

g) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing,

the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? No.

h) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? No.

Takes a Village 1, Inc. have no matters that would have triggered disqualification under § 227.503(a) but occurred before May 16, 2016.

Takes a Village 1, Inc. answers 'NO' to all of the above questions.

Other Material Information
31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Ongoing Reporting
32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: https://takesavillage1.godaddysites.com/

The issuer must continue to comply with the ongoing reporting requirements until:
■ the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
■ the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $1,000,000;
■ the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
■ the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6)
of the Securities Act, including any payment in full of debt securities or any complete redemption of redemption of redeemable securities; or
■ the issuer liquidates or dissolves its business in accordance with state law.

The following documents are being submitted as part of this offering:

Governance:

New Business Certificate
Started on 08-29-2018 Completed
on 08-29-2018 **Your Summary**

- Who will be the Primary Contact? First Name: Lashondra Last Name:
Graves Phone Number: (773) 398-1056

- What is the business address? Business Address: 2214 East 75th Street City:
Chicago State: Illinois ZIP Code: 60649

- Entity type: Business Entity: C_CORP

- State: State: Illinois

- Tell us about your company. Company name: Takes a Village 1 Company
name designation: Corporation

What will your company be doing? The main activity is the acquisition, development and

management of affordable housing.

Industry: OtherServices

- Tell us about the financials for this C-Corp. Initial number of stocks
40,000 Initial value of stocks 100 Accounting Method: CASH_BASIS

- Will the Primary Contact be a Director of the Corporation? Is
the Primary Contact a Director of the corporation? YES

- Are there additional directors of your corporation you would like to identify?

Are there additional directors of your corporation you NO would like to identify?
Tax ID Selection: MYSELF

**- The Corporate Kit and Seal completes your business formation and gives you tools to
present yourself professionally.** Corporate kit selection: NONE

- Rocket Lawyer will receive official legal and tax documents for your business, and notify

you so that you never miss a deadline. Do what you love - we'll handle the legal. Registered agent selection: OTHER

- OK, who will be serving as your Registered Agent? Registered Agent Name: Lashondra Graves Address: 2214 East 75th Street City: Chicago State: Illinois Zip Code: 60649

Certificate of Incorporation:

Operating Agreement:

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

TAKES a VILLAGE 1, INC.

The undersigned having filed its Articles of Incorporation on August 29, 2018 with the File Number 71974677 do hereby associate themselves to amend and restate the Articles of Incorporation under the laws of the State of Illinois under the corporate name Takes a Village 1, Inc. These amendments were adopted on September 20, 2018 by the majority shareholder and the number of votes cast for the amendments were sufficient for approval. The shareholder and directors hereby declare:

<u>C H A R T E R</u>

Article I

The name of the corporation shall be TAKES a VILLAGE 1, INC., LOCATED at 2214 E 75th Street, Chicago, IL 60649.

Article II

The corporation may engage in any activity or business permitted under the laws of the United Sates and of the State of Illinois.

Article III

The authorized capital stock which the corporation may issue shall be 40,000 shares of $100.00 par value common stock, which shall be nonassessable and held, sold, and paid for at such time and in such manner as the Board of Directors may from time to time determine.

Article IV

The corporation shall continue business since the filing of the Articles of Incorporation with the Secretary of State.

Article V

The corporation shall have perpetual existence, except that the same may be dissolved, as provided by law.

Article VI

The principle place for the transaction of its business shall be 2214 E 75th Street, Chicago, IL 60649. That said corporation shall have the right and authority to do business at such other place or places within or without the State of Florida as the corporation may, by resolution, designate.

Article VII

The corporation shall have a Board of Directors not less than one (1) director, which number may be increased or decreased from time to time. The number of directors each year shall be determined by the Shareholders at their annual meeting, unless the number is fixed by the Bylaws.

Article VIII

The Officers by whom the business of said corporation shall be conducted shall be a President, who shall be a Director, a Secretary and a Treasurer and such other officers, agents and factors shall be chosen in such manner, hold their office for such term and have such powers and duties as may be prescribed by the Bylaws of determined by the Board of Directors. The names and post office addresses of the Officers who shall conduct the business of the corporation until their successors are elected and qualified following the first meeting of Board of Directors shall be:

Lashondra Graves   President and Director

2214 E 75th Street, Chicago, IL 60649.

Article IX

The name and address of the incorporator of this corporation is as follows:

Lashondra Graves   2214 E 75th Street, Chicago, IL 60649

Article X

The amount of indebtedness or liability to which the corporation at any time may subject itself shall be unlimited.

Article XI

The street address of the registered office of this corporation is 2214 E 75th Street, Chicago, IL 60649, and the name of the registered agent of the corporation at that address is Lashondra Graves.

Article XII

Each shareholder, upon the sale for cash of any new stock of this corporation, shall have the right to purchase their pro rata share thereof (as nearly as may be done without issuance of fractional shares) at the price at which it is offered to others.

Article XIII

The Bylaws of this corporation shall be adopted by the Board of Directors. The Bylaws may be amended from time to time by either the shareholders of the directors. The shareholders may amend, alter, or repeal any Bylaw adopted by the directors. The directors may not alter, amend or repeal any Bylaw adopted by the shareholders, nor may the directors adopt Bylaws which would be in conflict with the Bylaws adopted by the shareholders.

Article XIV

Any subscriber or shareholder present at any meeting, either in person, or by proxy, and any directors present in person at any meeting of the Board of Directors shall conclusively be deemed to have received proper notice of such meeting unless he shall make objections at such meeting to any defect or insufficiency of notice.

Article XV

Each director and officer of the corporation, whether or not then in office, shall be indemnified by the corporation against all cost and expense reasonably incurred or imposed upon him in connection with or arising out of any claim, demand, action, suit or proceeding in which he may be involved or to which he may be made a party by reason of his being or having been a director or officer of the corporation, said expense to include attorney's fees and the cost of reasonable settlement made with a view to curtailment of cost of litigation, except in relation to matters as to which he finally shall be adjudged in any such action, suit, or proceeding to have been derelict in the performance of his duty as such officer or director. Such right of indemnification shall not be exclusive of any other rights to which he may be entitled as a matter of law; and the foregoing right of indemnification shall inure to the benefit of the heirs, executors and administrators of any such director or office.

Article XVI

A director or officer of the corporation shall not be disqualified by his office from dealing or contraction with the corporation either as a vendor, purchaser, or otherwise, nor shall any transaction or contract of the corporation be void or voidable by reason of the fact that any firm of which any director or officer is a member or any corporation of which any director or officer is a shareholder, officer, or director, is in any way interested in such transaction or contract, provided that such transaction or contract is or shall be authorized, ratified, or approved either (a) by a vote of a majority of a quorum of the Board of Directors, without counting in such majority or quorum any director so interested or member of a firm so interested, or a shareholder, officer, or director of a corporation so interested, or (b) by the written consent, or by the vote of any shareholders meeting of the holders of record, of a majority of all the outstanding shares of stock in the corporation entitled to vote, nor shall any director or officer be liable to account to the corporation for any profits realized by or from or through any such transaction or contract authorized, ratified, or approved as herein provided by reason of the fact that he, or any firm of which he is a member of any corporation of which he is a shareholder, officer, or director, was interested in such transaction or contract. Nothing herein contained shall create liability in the events above described or prevent the authorized approval of such contracts in any other manner permitted by law.

IN WITNESS WHEREOF, I the undersigned being the incorporators of the Corporation for the purpose of forming a corporation under the laws of the State of Illinois do make, subscribe, acknowledge and file the foregoing Articles of Incorporation, hereby certify that the facts therein stated are true, and accordingly set my hand and seal this 13th day of May, 2019.

Lashondra Graves

Opportunity:
Offering Page

https://buytheblock.com/campaign/takes-a-village-1-inc

Financials:
Additional Information: Takes a Village 1, Inc. Financial Statement

TAKES A VILLAGE 1, INC.

**FINANCIAL STATEMENT
(UNAUDITED)**

**AS OF
May 13, 2019**

Takes a Village 1, Inc.
Index to Financial Statement
(unaudited)

Takes a Village 1, Inc.
BALANCE SHEET
AS OF May 13, 2019
(unaudited)

	May 13, 2019 (Inception)
Assets	
Current Assets	
Cash	$ 0 -
Currents Assets	$ 0 -
Total Assets	$ 0 -
Liabilities and Stockholders' Equity	$ 0 -
Total Liabilities	$ 0 -
Stockholders' Equity:	$ 0 -
Total Liability and Stockholders' Equity	$ 0 -

NOTE 1 – NATURE OF OPERATIONS

Takes a Village 1, Inc. was formed on August 29, 2018 in the State of Illinois. The balance sheet of Takes a Village 1, Inc. (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Takes a Village 1, a Michigan Corporation (the "Company"), will acquire, develop and manage affordable housing. The Company's primary investment objectives are to provide investors capital appreciation through a portfolio of real estate assets that will be managed for rental income.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

  Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

  Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

- We are reliant on key personnel.
- We have yet to generate revenues or commence operations.
- Financial projections require caution.
- Economic and regulatory changes may impact the real estate market.
- Risks related to Properties may affect unit investment.
- Regional, state and local economic conditions.
- Risk of not receiving any profits from the individual Properties purchased.
- Lack of control by Stockholders.
- Risk that federal or state income tax laws will change.
- The price at which we offer our Share is arbitrary.
- Officers are now or may in the future be the Controllers of other Companies.
- We do not currently own any properties.
- We may be subject to environmental risks in our properties purchased.
- There is no market for our shares.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from [DESCRIBE PRODUCT OR SERVICE] transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company is taxed as a C- Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to

date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its members.

NOTE 4 – STOCKHOLDERS' EQUITY
Shares of Common Stock
Holders of common stock exercise control by electing a board of directors and voting on corporate policy. Common stockholders are on the bottom of the priority ladder for ownership structure; in the event of liquidation, common shareholders have rights to a company's assets only after bondholders, preferred shareholders and other debt holders are paid in full.